MAXLINEAR TO ACQUIRE
ENTROPIC COMMUNICATIONS
February 3, 2015
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G
Filed by MaxLinear, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Entropic Communications, Inc.
Commission File No.: 001-33844

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DISCLAIMER
Forward-Looking Statements
Non-GAAP Financial Measures
No Offer or Solicitation
This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities
Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed merger; anticipated effects of the proposed merger; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; the growth strategies of MaxLinear and expectations with respect to the growth strategies and addressable markets of the combined company; expectations with respect to the products of the combined company after the proposed merger; anticipated synergies to be realized from the proposed merger; and expectations for operating results of MaxLinear and Entropic for the quarter ending March 31, 2015.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the MaxLinear or Entropic stockholders to approve the proposed merger; failure to receive regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Entropic, including those set forth in the most recent Annual Reports on Form 10-K,
Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Entropic, as applicable, with the
Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Entropic management, as applicable, as of the date hereof, and MaxLinear and Entropic are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.
This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the Appendix to this Presentation.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

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DISCLAIMER
Additional Information and Where to Find It
In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the proposed merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE
JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC
CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor
Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic
Investor Relations at
http://ir.entropic.com/,
at ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or
Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s
Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K,
filed with the SEC on November 10, 2014, and information regarding MaxLinear’ executive officers and directors is included in
MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above.
Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of those persons who may be deemed participants in the solicitation may differ from the interests of Entropic stockholders or MaxLinear stockholders generally.  These interests will be described in the joint proxy statement/prospectus when it becomes available.
E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

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AGENDA
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Strategic Rationale
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Moving forward …What is Our Business
Strategy
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Our Culture
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How Do We Win Together …Pack Your Beer!
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G 4

STRATEGIC RATIONALE
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Strengthens and deepens analog / mixed-signal and RF
engineering expertise with complementary teams
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Enhances position in connected home with MoCA and adds
leading signal processing technology for infrastructure markets
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Greatly increases relevance to tier-1 customers
3
Strengthens IP position with extensive patent portfolio
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Financially compelling:  scale, synergies & non-GAAP EPS
accretion
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

MAXLINEAR GROWTH STRATEGY
Increase Analog,
Mixed-Signal & RF
Content in Home
Connectivity &
Broadband Access
Diversify Across
Wired & Wireless
Communication
Network
Infrastructure
Drive Long-Term
Profitability and
Diversified Growth
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G
Telecom
Datacom
Wireless
Cable

EXPANDS REACH FROM THE CLOUD, INTO AND
THROUGHOUT THE CONNECTED HOME
Home Networking
Cable
Infrastructure
Optical Datacom &
Telecom Network
Wireless
Infrastructure
COMBINED CAPABILITIES
Full Spectrum
Capture
Mixed-Signal
Wideband
OFDM/OFDMA
Modem
High Speed
MAC H/W &
S/W
High Speed
MAC
Hi-Frequency
RF
(0-to-90GHz)
Gigabit QoS
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

ACQUISITION EXPANDS  ANALOG / MIXED-
SIGNAL CONTENT IN BROADBAND & ACCESS
RF
MoCA
Baseband
Processor
Cable, Satellite
& Access
RF Full
Spectrum
Capture
Frontend
PGA
WiFi
WiFi PA
Front End
MAXLINEAR
Analog /
Mixed-Signal
ENTROPIC
Mixed-Signal
Other RF /
Analog /  Mixed
Signal
Digital
Baseband
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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

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EXPANDING ADDRESSABLE MARKET THROUGH
ACQUISITIONS AND ORGANIC GROWTH
Note: Serviceable Addressable Market (SAM ) data based on internal MaxLinear management estimates.
$0.8B
$2.8B
MxL Baseline
Broadband SAM
SAM
($ in billions)
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
2014 2018
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Wireless Backhaul
Optical Datacom &
Telecom Networks
MoCA Connectivity
Broadband /
Media Access
E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

CULTURE 10 10 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G

11 11 “Company of the Engineers, by the Engineers, and for the Engineers shall not perish from the earth”. —Abraham Lincoln E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G

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Excellence:
We strive for excellence in all we do through
innovation and creativity, speed and precision, persistence
and perseverance, patience and passion, open-mindedness
and critical thought, vigilance and hard work.
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People:
We consider people our most valued asset. It is our
duty to ensure that each person achieves his or her full
potential and that we continue to aggressively pursue new
talent. We cultivate an environment that fosters respect,
leadership and teamwork.
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Integrity:
We conduct our business with the utmost integrity,
honesty and ethical conduct to the benefit of all.
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Compassion:
We are mindful that our existence is validated
by the needs of society. We will never forget to contribute to the community of which we are a part.
OUR FOUNDING VALUES –
EPIC
E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

HOW DO WE WIN – TOGETHER! 13 13 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G

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E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G
MEETING GOALS NEEDS A WINNING CULTURE!
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Team Work – Sticking up for the little guy!
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Comprehensive Excellence – Little things matter!
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Caring – Never walk past a mistake, right it!
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Ownership – If you have not done it, how can you offload!
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Execution – A game of inches! Focus on repeatability

15 15 HERE IS THE SECRET – WHAT I TELL MY SON! •Focus, •Commitment, •Hard Work, & • Self-Responsibility E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G

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PACK YOUR BEER – SAMUEL ADAMS!
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“I have seen a lot of businesses go broke, and
they all had plenty of computers. Sounds like you
better put some cold beer in your briefcase and
go out and make some sales”
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Jim Koch’s Uncle
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“And that’s what I did …we focused on the
essentials: making great beer and working our
tails off to sell it … Thirty years later, our strategy
is the same”
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Jim Koch, Founder
E N V I S I O N I N G    • E M P O W E R I N G    • E X C E L L I N G

THANK YOU! “Winning is the ultimate measure of our human resource capital” 17 17 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G